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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 BROADHOLLOW ROAD, SUITE 42
(No. and Street)

MELVILLE, (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN BOXER (1631) 617-6150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI CPA
(Name – *if individual, state last, first, middle name*)

48 WEST 48TH STREET (Address) NEW YORK, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

OATH OR AFFIRMATION

I, ALLEN BAXER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL, LP, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Adena Hussain
Notary Public, State of New York
License # 018U6153400
Qualified In New York County
My Commission Expires 12-11-2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Alexander Capital, L.P.
445 Broad hollow Road
Melville, N.Y. 10004

We have audited the accompanying statement of financial conditions of Alexander Capital, L.P. as of December 31, 2009 and 2008 and the related statements of operations and accumulated deficit, changes in partner's capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2009 and 2008 and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part 11A of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Tamas B. Revai, C.P.A.
May 21, 2010

ALEXANDER CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITIONS
as of
December 31,

ASSETS

	2009	2008
Current Assets:		
Clearing Broker Deposits	$ 120,000	$ 70,000
Commission Receivable	24,159	7,254
Total Current Assets	**$ 144,159**	**$ 77,254**
Furniture and Equipment (net of accumulated depreciation $7,530 in 2009 and of $6,962 in 2008)	283	851
Total Assets	**$ 144,442**	**$ 78,105**

LIABILITIES AND PARTNERS' CAPITA (DEFICIT)

	2009	2008
Current Liabilities:		
Cash Over-draft	$ 1,094	1,919
Accounts Payable and Accrued Expenses	101,568	$ 67,580
Total Current Liabilities	**$ 102,662**	**$ 69,499**
Loan from Owner of Partner	-0-	135,525
Total Liabilities	**$ 102,662**	**$ 205,024**
Partners' Capital /(Deficit)		
Total Partners' Capital/(Deficit)	**$ 41,780**	**$(126,919)**
Total Liabilities and Partners' Capital /(Deficit)	**$ 144,442**	**$ 78,105**

The accompanying notes are an integral part of the financial statements.



ALEXANDER CAPITAL, L.P.
CHANGES IN PARTNERS CAPITAL(DEFICIT)
as of
December 31,

	2009	2008
Partners Capital/(Deficit) at January 1,	$ (126,919)	$ 31,066
Net (Loss)	(146,577)	(218,522)
Capital Contribution	315,276	60,537
Distribution to Partners	-0-	-0-
Partners Capital/(Deficit) at December 31,	**$ 41,780**	**$ (126,919)**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
STATEMENT OF OPERATIONS
For the Years Ended
December 31,

	2009	2008
Revenues:		
Commissions- Net of clearing expenses, execution charges	$ 441,266	$ 234.167
Total Revenues	**$ 441,266**	**$ 234,167**
Expenses:		
Communication	$ 10,803	$ 18,124
Depreciation	568	721
Dues and Fees	56,807	36,650
Office and Administration Expenses	125,855	129,033
Professional and Consulting Fees	30,240	4,750
Rent	41,458	69,163
Salaries and Commissions	368,974	189,087
Taxes	7,372	10,510
Total Expenses	**$ 642,077**	**$ 458,038**
Net (Loss) from Operation	**$ (200,811)**	**$ (223,871)**
Other Income:		
Fee income on transfer of accounts to new clearing broker	$ 50,000	$ -0-
Interest Income	4,234	5,349
Total Other Income	**$ 54,234**	**$ 5,349**
Net (Loss)	**$(146,577)**	**$(218,522)**

The accompanying notes are an integral part of the financial statements.



ALEXANDER CAPITAL, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended
December 31,

	2009	2008
Cash flows from operating activities:		
Net (Loss)	$ (146,577)	$ (218,522,)
Adjustments to reconcile (net loss) to net cash (used in) operating activities:		
Depreciation	568.	721
Changes in Current Assets and Current Liabilities:		
(Increase) in Commission Receivable	(16,905)	(7,254)
(Increase) in Clearing Broker Deposit	(50,000)	-0-
(Decrease) in Loans Payable	-0-	(1,404)
Increase in Accounts Payable Accrued Expenses	33,988	44,197
Net cash provided by (used in) operating activities	**$ (178,926)**	**$ (182,262)**
Cash flows fromfinancing activities:		
(Decrease) in Long Term Debt	$ -0-	$ (16,112)
(Decrease)Increase in Cash Overdraft	(825)	1,919
Increase/(Decrease) in Loan from Owner of Partner	(135,525)	135,525
Capital Contribution	315,276	60,537
Total Cash provided by Financing Activities	**$ 178,926**	**$ 181,869**
Increase (Decrease) in Cash	**$ -0-**	**$ (393)**
Cash - Beginning of year	$ -0-	$ 393
Cash - End of Year	**$ -0-**	**$ -0-**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Organization:

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA) the securities industry's non-governmental regulatory organization, formed by consolidation of ther regulatory operations of NASD and NUSE

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

On January 15, 2003 Nicolas Bornozis agreed to sell his 100% interest in Alexander Capital, L.P. and Alexander Capital Holdings, Inc, a 1% partner in Alexander Capital, L.P., to Allen Boxer. On August 13, 2003 the NASD granted Alexander Capital, L.P.' continuance in membership.

In September 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Derek Washington.
In October 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Joshua Kallan.

In March 2008 Joshua Kallan decided he would not be able to be an active partner of Alexander Capital, LP, he would not take the necessary Finra qualifying examinations and requested his ownership be sold. Shortly thereafter, it was agreed to, and arranged, for H K Landis to purchase the 24.3% partner ownership interest from Kallan through Allen Boxer.

Additionally, it was further agreed to and arranged, based upon FINRA approval, that H K Landis or its associates could purchase additional ownership interest of Alexander Capital, LP from Derek Washington and Allen Boxer to the extent of H K Landis or associates gaining control and acquiring a total of 90% of the ownership of Alexander Capital, LP.

In April 2008, the Company commenced operation of a branch office in Hauppauge, New York, which moved shortly thereafter to Melville, NY.

In November 2008, the Company consolidated its main office into the Melville, NY location, and closed its office at 11 Broadway, New York, NY.

Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Particularly, Performance Fees are based on estimates of fund performance using the latest reliable information available. Since the funds determine performance on a calendar year basis and the Company now reports on a fiscal year ending November 30, actual fund performance for the year may differ from the estimates, and those differences may be significant.



ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the loan payable from owner or partner approximates fair value because it is due and payable at its face amount plus accrued interest at maturity.

Deposits with Clearing Brokers:

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company reached agreement with National Financial Services to clear all securities through their facilities. As of December 31, 2009 the security balance with the clearing broker was $120,000. See Conversion Income.

Liabilities Subordinated to Claims of General Creditors:

At December 31, 2009 and 2008 the Company had no liabilities subordinated to claims of General creditors.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Alexander Capital, LP Files income taxes on form 1065 and it is a "flow through entity" The Company does not pay income taxes. Profits and losses are recognized at the individual level.

Net Capital Required:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also



provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

During 2008, we found, that over the course of H K Landis's ownership interest in Alexander Capital, LP., there were times that additional deposits of capital were incorrectly deposited to the Alexander Capital LP's accounts, for H K Landis, on its behalf by the owners of H K Landis. The deposits should have been deposited directly by H K Landis.

If all the contributions had been deposited correctly during the year ended December 31, 2008 the Partnership would have had a net capital of $8,606, which would be $3,606 in excess of its required net capital of $5,000. The Partnerships' net capital ratio would than be 8.08 TO 1.00.

During the year ended December 31, 2008, partners or their owners contributed $196,062. From this amount $135,525 had to be recorded as loans, because of the incorrect deposits stated above, and $60,537 as Capital Contributions.

As a result, Alexander Capital, LP did not have sufficient capital from June 30, 2008, to March 30, 2009, when the deposit corrections were made by H K Landis. The $135,525 was deposited correctly by H K Landis, and the $135,525 of incorrect deposits were reversed and paid back to the owners of H K Landis, who had made the incorrect deposits.

As of December 31, 2009 and for the year than ended, in addition to the $135,525 capital, H K Landis contributed an additional $167,500 capital in cash. As a result the partners' capital as of December 31, 2009 was $41,780 and the ratio to aggregated indebtness was 2.47

Income generated by transfer of accounts to new clearing broker

In an agreement with National Financial Services, the firm's clearing broker agreed to issue a credit to Alexander Capital for converting substantially all of its business to the NFS platform. As a result Alexander Capital received a $50,000 credit in 2009. The credit increased the Company's clearing deposit to $120,000 and has been reflected in the statement of operations for the year ended December 31, 2009 "See income generated by transfer of accounts to new clearing broker"

Variable Rent

The Company's major stockholder, owner of Tefka Holding Corp, sublets the offices to the Company. Rents and utilities were paid to Tefka or directly to the landlord as funds became available.



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a – 5

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

We have audited the financial statements of Alexander Capital, L.P. as of and for the year ended December 31, 2009 and have issued our report thereon May 21,2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commssion. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
May 21, 2010

Tamas B. Revai, C.P.A.



SCHEDULE I

ALEXANDER CAPITAL, L.P.

BASIC NET CAPITAL REQUIREMENT

UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

as of

December 31,

	2009	2008
Net Capital:		
Total partners' capital, qualified for net capital	$ 41,780	$ (126,919)
Add: Liabilities subordinated to claims of general creditors, allowable in computation of net capital	-0-	-0-
Total Capital and allowable subordinated liabilities	$ 41,780	$ (126,919)
Less: Non-allowable Assets		
Fixed Assets	(283)	(851)
Net Capital/(Deficit)	**$ 41,497**	**$(127,770)**
Aggregate Indebtedness:		
Accrued Expenses and Taxes	$ 101,568	$ 69,499
Cash Overdraft	1,094	1,919
Loan from Partner	-0-	135,525
Total Aggregate Indebtedness	$ 107,660	$ 206,943
Computation of Basic Net Capital Requirements:		
Minimum Capital Required	$ 5,000	$ 5,000
Minimum dollar Net Capital Requirement	**$ 5,000**	**$ 5,000**
Excess Net Capital/(Capital Deficit)	**$ 36,497**	**$(132,770)**
Excess Net Capital at 1000%	$ 30,731	$ -0-
Ratio of Aggregated Indebtedness	**2.59**	- 0-

The accompanying notes are an integral part of the financial statements.



ALEXANDER CAPITAL L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-3
DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(l) of the rule.

The accompanying notes are an integral part of the financial statements.



ALEXANDER CAPITAL, L.P.

Schedule of Computation of Net Capital for Brokers and Dealers

UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

as of

December 31, 2009

Assets	$ 144,442
Less Liabilities	102,662
Total Capital	$ 41,780
Less Non-Allowables	(283)
Net Capital Before Haircuts and Undue Concentration	**$ 41,497**
Less Haircuts and Undue Concentration	-0-
Net Capital	**$ 41,497**
Minimum Capital Requirement – Calculated as the higher of Aggregated Indebtness of 102,662 X 6.6667%=$6,844 or $5000.	$ 6,844
Excess Net Capital	$ 34,653
Total Aggrregated Indebtness	$ 102,662
Percentage of Aggregated Indebtness to Net Capital	247%

Reconciliation to the Computation of Net Capital Included In Part IIA of Form X-17a-5 as of December 31, 2009

Net Capital per above	$ 41,497
Adjustments-See below*	63,333
Net Capital included in Part IIA of Form X-17a-5 as of December 31, 2009	$ 104,830

***Adjustments**	
Increase in Accounts Payable and Accrued Expenses	$ 55,381
Decrease in Receivables	7,700
Depreciation	252
Net Decreases in Capital	$ 63,333

The accompanying notes are an integral part of the financial statements.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the consolidated financial statements of Alexander Capital, L.P. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alexander Capital, L.P., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation oif differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section8 of Federal Reserve Regulation T of Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

accomplish such objectives in all material respects indicate a material inadequacy that the Company"s practices and procedures were adequate at December 31, 2009 to meet SEC's objectives.. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

We did not find material inadequacies in the operation of Alexander Securities LP during the examination of the Company's financial statements as of December 31, 2009 and 2008 and for years then ended

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and related regulations, of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Tamas B. Revai, C.P.A.

May 21, 2010